UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number:  001-39034

BELLUS HEALTH INC.
(Name of registrant)

275 Armand-Frappier Blvd.

Laval, Québec
H7V 4A7

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐   Form 20-F                 ☒   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

Date: December 23, 2020	By:	/s/ Ramzi Benamar
Name: Ramzi Benamar Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Open Market Sale Agreement dated December 23, 2020, by and between the Registrant and Jefferies LLC.

99.2	Press Release, dated December 23, 2020.

Exhibit 99.1 included with this report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of BELLUS Health Inc. (File No. 333-251329), as amended or supplemented.